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                             August 9, 2023

       Aaron T. Ratner
       Chief Executive Officer
       Clean Earth Acquisitions Corp.
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, Texas 78738

                                                        Re: Clean Earth
Acquisitions Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed July 26, 2023
                                                            File No. 001-41306

       Dear Aaron T. Ratner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 17, 2023 letter.

       Revised Preliminary Proxy Statement filed July 26, 2023

       General

   1. We note your response to prior comment 24, and your claimed reliance on the exemption in Securities Act
Section 4(a)(2). It remains unclear how the offer included in the non-
                                                        redemption incentive
contained in your May 17, 2023 letter to shareholders and the ongoing offers since
May 17 have complied with Section 5 of the Securities Act. Given that no registration
statement was on file for these offers before they were made, please provide us with a
complete analysis regarding how these offers have complied with
                                                        Section 4(a)(2) or
another available exemption.
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron   T. Ratner
            Acquisitions Corp.
Comapany
August     NameClean Earth Acquisitions Corp.
       9, 2023
August
Page 2 9, 2023 Page 2
FirstName LastName
Summary of the Proxy Statement
Stock Exchange Listing, page 12

2. Please update your disclosure regarding the status of compliance of your public warrants with Nasdaq's continued listing standards. In this regard, we note that on June 13, 2023, you received a Notification Letter from the Listing Qualifications Department of
         NASDAQ Stock Market and were provided 45 calendar days from the date of the
         Notification Letter, or until July 28, 2023, to submit a plan to regain compliance with NASDAQ listing rule 5452(b)(C).
Unaudited Pro Forma Condensed Combined Financial Information, page 64

3. We note your revised disclosure in response to prior comment 27 that 1,000,000 shares of
         Clean Earth   s Class A common stock are subject to non-redemption
commitments
         contingent upon the close of the Business Combination, pursuant to a certain subscription agreement between Clean Earth Acquisitions Sponsor LLC and an institutional investor, dated November 11, 2021. Please disclose the material terms of this subscription agreement.
Projected Financial Information, page 131

4.       We note your revised disclosure in response to prior comment 11 that
the Board   s general
         validation and comfort level of financial projections from 2026 to 2051 included the assumption that there would be no divestment of asset of Alternus and the assumption that no material terms of the Solis bond waiver are consummated aside from the refinancing of the Solis debt prior to September 30, 2023. Please also disclose whether the near-term projections the Board considered a material input to determine the valuation of Alternus
         (2022 to 2025 for the BCA and 2023 to 2025 for the Amendment) assumed the divestment of assets or consummation of other material terms of the Solis bond waiver agreements.
         In this regard, we note that under the current Solis bond waiver agreement, Solis must fully repay the Bonds by September 30, 2023, and if Solis is unable to fully repay the
         Bonds by September 30, 2023, Solis    bondholders have the right to
immediately transfer
         ownership of Solis and all of its subsidiaries to the bondholders and proceed to sell Solis assets to recoup the full amount owed to the bondholders, which is
currently    147,000,000
         (approximately $158,000,000). We also note your disclosure that in addition to the potential refinancing of the bond, the company has engaged a leading global firm to support a potential sale of some or all of the assets. As it appears the terms of the current
         Solis bond waiver agreement could impact the projected financial information and valuation of Alternus, please discuss whether the Clean Earth Board has considered such terms with respect to its recommendation to Clean Earth stockholders to approve the business combination. Please also provide related risk factor disclosure.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial
 Aaron T. Ratner
Clean Earth Acquisitions Corp.
August 9, 2023
Page 3

statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameAaron T. Ratner
                                                           Division of
Corporation Finance
Comapany NameClean Earth Acquisitions Corp.
                                                           Office of Energy &
Transportation
August 9, 2023 Page 3
cc:       Ben Smolij, Esq.
FirstName LastName